NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED
SECURITIES

NYSE MKT LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 29, 2013, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2(a)(3) That on April 8, 2013, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment.

The merger between Nuveen Ohio Dividend Advantage Municipal Fund and Nuveen Ohio Quality Income Municipal Fund, Inc. became effective before the opening on April 8, 2013. Each share of MuniFund Term Preferred Shares of Beneficial Interest, $10.00 liquidation preference per share, 2.95% Series 2016 of Nuveen
 Ohio Dividend Advantage Municipal Fund was exchanged for one share of MuniFund Term Preferred Shares of Beneficial Interest, $10.00 liquidation preference per share, 2.95% Series 2016 of Nuveen Ohio Quality Income Municipal Fund.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on April 8, 2013.